UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33164

DOMTAR CORPORATION

(and the registrant guarantors listed in Schedule A)

(Exact name of registrant as specified in its charter)

234 Kingsley Park Drive

Fort Mill, South Carolina 29715

(803) 802-7500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

6.25% Notes due September 1, 2042 and the related guarantees

6.75% Notes due February 15, 2044 and the related guarantees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 1

6.25% Notes due September 1, 2042 and the related guarantees: Less than 300

6.75% Notes due February 15, 2044 and the related guarantees: Less than 300

Schedule A

Registrant Guarantor	Address
E.B. Eddy Paper, Inc.	1700 Washington Ave. P.O. Box 5003 Port Huron, MI 48061

EAM Corp	2075 Sunset Blvd. Jesup, GA 31545

Domtar Paper Company, LLC	100 Kingsley Park Dr. Fort Mill, SC 29715

Domtar A.W. LLC	100 Kingsley Park Dr. Fort Mill, SC 29715

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Domtar Corporation and the registrant guarantors has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DOMTAR CORPORATION

Date: December 10, 2021	By:	/s/ Nancy Klembus
Name: Nancy Klembus
Title: Senior Vice President, General Counsel and Corporate Secretary

E.B. EDDY PAPER, INC.

	By:	/s/ Nancy Klembus
Name: Nancy Klembus
Title: Secretary

EAM CORP

	By:	/s/ Nancy Klembus
Name: Nancy Klembus
Title: Secretary

DOMTAR PAPER COMPANY, LLC

	By:	/s/ Nancy Klembus
Name: Nancy Klembus
Title: Manager

DOMTAR A.W. LLC

	By:	/s/ Nancy Klembus
Name: Nancy Klembus
Title: Manager